UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-4100

TG Venture Acquisition Corp.
(Exact name of registrant as specified in its charter)

1390 Market Street, Suite 200 San Francisco, California 94102 Telephone: (628) 251-1369
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant
Class A Common Stock, par value $0.0001 per share
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 23

Pursuant to the requirements of the Securities Exchange Act of 1934, TG Venture Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TG Venture Acquisition Corp.
Date: April 17, 2024
	By:	/s/ Pui Lan Patrick Tsang
	Name:	Pui Lan Patrick Tsang
	Title:	Chief Executive Officer